FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13A-16 OR 15D-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  August 16, 1999
                  -----------------

                                  TRICOM, S.A.
                 (Translation of registrant's name into English)


         AVENIDA LOPE DE VEGA NO. 95, SANTO DOMINGO, DOMINICAN REPUBLIC
                    (Address of principal executives offices)


       Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                                        Form 20-F   X      Form 40-F
                                                  -----              -----

       Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                              Yes            No   X
                                                  -----         -----

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

                                  TRICOM, S.A.

                                QUARTERLY REPORT

                                     FOR THE

                                 SECOND QUARTER

                                      ENDED

                                  JUNE 30, 1999

                                TABLE OF CONTENTS


                                                                            PAGE

GENERAL INTRODUCTION..........................................................1

                                     PART I

                              FINANCIAL INFORMATION

ITEM 1.  FINANCIAL STATEMENTS.................................................2

     Consolidated Balance Sheet as of December 31, 1998 and
     June 30, 1999 (unaudited)................................................2

     Consolidated Statement of Operations Three Months and
     Three Months ended June 30, 1998 and 1999 (unaudited)....................4

     Consolidated Statements of Cash Flows Three Months Ended
     June 30, 1998 and 1999 (unaudited).......................................5

     Notes to Financial Statements............................................6

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
         AND FINANCIAL CONDITION..............................................6

ITEM 3.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK..........18


                                     PART II

                                OTHER INFORMATION

ITEM 1.  LEGAL PROCEEDINGS.................................................. 19
ITEM 2.  CHANGES IN SECURITIES AND USE OF PROCEEDS.......................... 19
ITEM 3.  DEFAULTS UPON SENIOR SECURITIES.................................... 19
ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS................ 19
ITEM 5.  OTHER INFORMATION.................................................. 19
ITEM 6.  EXHIBITS AND REPORTS ON FORM 6-K................................... 19

                              GENERAL INTRODUCTION

         Unless the context indicates otherwise, all references to (i) the "Company" or "TRICOM" refer to TRICOM, S.A. and its consolidated subsidiaries and their respective operations, and include TRICOM's predecessors, and
(ii) "GFN" refers to GFN Corporation Ltd. and its direct and indirect subsidiaries, other than the Company and its subsidiaries, and include GFN's predecessors.

PRESENTATION OF CERTAIN FINANCIAL INFORMATION

         The Company prepares its consolidated financial statements in conformity with generally accepted accounting principles in the United States. The Company adopted the United States dollar as its functional currency effective January 1, 1997.

         In this Quarterly Report references to "$," "US$" or "U.S. dollars" are to United States dollars, and references to "Dominican pesos" or "RD$" are to Dominican pesos. This Quarterly Report contains translations of certain Dominican peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the Dominican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. The average of prices of one U.S. dollar quoted by certain private commercial banks (the "Private Market Rate") as reported by Banco Central de la Republica Dominicana (the "Central Bank") on June 30, 1999 was RD$15.90 = US$1.00, the date of the most recent financial information included in this Quarterly Report. The Federal Reserve Bank of New York does not report a noon buying rate for Dominican pesos. On August 10, 1999, the Private Market Rate was RD$15.91 = US$1.00.

FORWARD-LOOKING STATEMENTS

         The statements contained in this Quarterly Report which are not historical facts are forward-looking statements that involve risks and uncertainties. Management cautions the reader that these forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company. Such risks include, but are not limited to, the following factors: competition; declining rates for international long distance traffic; opposition to increased rates for basic local service; the Company's significant capital expenditure requirements and its need to finance such expenditures; the inability of the Company to expand its local access line network in a timely manner and within the amount budgeted for such capital expenditure program; the inability of the Company to manage effectively its rapid expansion; the continued growth of the Dominican economy, demand for telephone services in the Dominican Republic and moderation of inflation; and the continuation of a favorable political and regulatory environment in the Dominican Republic.

                                     PART I
                              FINANCIAL INFORMATION


ITEM 1.  FINANCIAL STATEMENTS

TRICOM, S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
(IN US$)

                                                          DECEMBER 31,       JUNE 30,
                                                       ----------------  --------------
                                                             1998             1999
                                                       ----------------  --------------
ASSETS                                                     (AUDITED)       (UNAUDITED)
Current assets:
   Cash and cash equivalents                           US$ 15,377,410    US$  7,521,529

   Accounts receivable:
     Customers                                              9,168,740        12,863,967
     Carriers                                               4,153,003         8,103,798
     Related parties                                          163,110           351,705
     Officers and employees                                   275,069           322,193
     Current portion of long term accounts receivable          75,071            35,440
     Other                                                  2,113,228         1,349,508
                                                       --------------    --------------
                                                           15,948,221        23,026,611
     Allowance for doubtful accounts                         (740,687)       (1,955,343)
                                                       --------------    --------------
        Accounts receivable, net                           15,207,534        21,071,268

Current portion of pledged securities                      54,470,478        43,905,746
Inventories, net                                            8,687,356        12,834,517
Prepaid expenses                                            2,921,680         1,736,674
Deferred income taxes                                         556,949           613,152
                                                       --------------    --------------
        Total current assets                               97,221,407        87,682,886

Long-term accounts receivable                                  91,556            89,603

Other investments                                           2,164,387         3,663,242

Property and equipment cost                               365,682,963       431,647,913
Accumulated depreciation                                  (35,226,515)      (44,863,324)
                                                       --------------    --------------
Property and equipment, net                               330,456,448       386,784,589
Other assets at cost, net of amortization                  14,880,805        15,997,200

TOTAL  ASSETS                                          US$444,814,603    US$494,217,520
                                                       ==============    ==============

TRICOM, S.A.
CONSOLIDATED BALANCE SHEET
(IN US$)

                                                           DECEMBER 31,         JUNE 30,
                                                          --------------     --------------
                                                               1998              1999
                                                          --------------     --------------
                                                             (AUDITED)        (UNAUDITED)
LIABILITIES & SHAREHOLDERS EQUITY Current liabilities:
   Notes payable:
     Borrowed funds-banks                                 US$ 21,665,516     US$ 61,713,451
     Borrowed funds-related parties                           25,591,915         22,225,492
     Current portion of long term debt - Carifa Loan          32,000,000         32,000,000
                                                          --------------     --------------
                                                              79,257,431        115,938,943
   Accounts payable:
     Carriers                                                  3,106,898          2,605,622
     Suppliers                                                11,772,957         17,335,586
     Other                                                     1,566,076            419,406
                                                          --------------     --------------

                                                              16,445,931         20,360,614
Other liabilities                                              7,413,821          5,275,006
Accrued expenses                                              13,887,974         14,959,139
                                                          --------------     --------------
     Total current liabilities                               117,005,157        156,533,702

Reserve for severance indemnities                                 42,886             73,362

Deferred income tax                                              205,258            205,258

Long-term debt:
   Senior Notes                                              200,000,000        200,000,000
                                                          --------------     --------------
     Total liabilities                                       317,253,301        356,812,322

Shareholders equity:
   Class A Common Stock at par value RD$10: Authorized
   55,000,000 shares; 5,700,000 shares issued at
   December 31, 1998 and June 30, 1999                         3,750,000          3,750,000

   Class B Stock at par value RD$10: Authorized
   25,000,000 shares at December 31, 1998 and June 30,
   1999; 19,144,544 issued at December 31, 1998 and
   June 30, 1999                                              12,595,095         12,595,095

   Additional paid-in-capital, excess over par                94,015,852         94,015,852
   Retained earnings                                          19,224,112         29,068,008
   Equity adjustment for foreign currency translation         (2,023,757)        (2,023,757)
                                                          --------------     --------------
Shareholders equity, net                                     127,561,302        137,405,198

TOTAL LIABILITIES &
SHAREHOLDERS EQUITY                                       US$444,814,603     US$494,217,520
                                                          ==============     ==============

TRICOM, S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS
(IN US$)


                                       THREE MONTH PERIOD ENDED                         SIX MONTH PERIOD ENDED
                                               JUNE 30,                                        JUNE 30,
                              -------------------------------------------     --------------------------------------------
                                     1998                    1999                    1998                     1999
                              -------------------      ------------------     -------------------      -------------------
                                 (UNAUDITED)              (UNAUDITED)            (UNAUDITED)              (UNAUDITED)
OPERATING REVENUES:
Toll                              US$ 4,328,095        US$ 5,620,149          US$ 8,861,872             US$10,325,415
International settlement             12,655,827           15,381,932             23,499,289                28,352,912
Local service                         3,032,586            7,806,397              5,714,210                13,646,572
Cellular                              5,055,764            5,962,077              9,291,410                11,825,411
Paging                                1,182,860              672,995              2,446,976                 1,573,249
Sale and lease of equipment             823,046            1,459,897              1,820,432                 2,425,901
Installations                         3,611,023            3,984,767              6,008,559                 7,403,946
Other                                     7,026               13,666                 69,163                   171,673
                                  -------------        -------------          -------------             -------------
TOTAL OPERATING REVENUES             30,696,227           40,901,880             57,711,911                75,725,079

OPERATING COSTS:
Satellite connections
  and carriers                        8,351,190           9,919,069             15,829,596                18,339,970

Network depreciation                  2,774,771           3,978,197              5,138,668                 7,427,650
Expense in lieu of
  income taxes                        2,217,531           3,216,541              4,144,411                 6,186,151
General and
administrative expenses               8,478,721          12,518,683             15,924,523                22,119,212
Depreciation expense                    769,630           1,163,728              1,406,896                 2,209,159
Other                                   565,380           1,352,862              1,587,513                 2,362,266
                                  -------------         ------------          -------------             -------------
TOTAL OPERATING COSTS                23,157,223          32,149,080             44,031,607                58,644,408

OPERATING INCOME                      7,539,004           8,752,800             13,680,304                17,080,671

OTHER INCOME (EXPENSES):
Interest expense                     (3,876,498)         (4,177,160)            (8,242,009)               (8,632,020)
Interest income                       1,264,436             746,682              2,442,431                 1,717,884
Foreign exchange
  gain (loss)                            21,386             308,636                (84,837)                  474,028
Other                                  (441,261)           (425,527)              (878,130)                 (852,870)
                                  -------------        -------------          -------------             -------------
TOTAL OTHER EXPENSES                 (3,031,937)         (3,547,369)            (6,762,545)               (7,292,978)
                                  -------------        -------------          -------------             -------------

EARNINGS BEFORE
  INCOME TAX                          4,507,067            5,205,431              6,917,759                 9,787,693

INCOME TAX -
  DEFERRED CREDIT                             -                    -                      -                    56,203

NET EARNINGS                      US$ 4,507,067        US$ 5,205,431          US$ 6,917,759             US$ 9,843,896
                                  =============        =============          =============             =============

EBITDA                            US$13,300,936        US$17,111,266          US$24,370,279             US$32,903,631

EARNINGS PER SHARE                US$      0.21        US$      0.21          US$      0.33             US$      0.40

WEIGHTED AVG. NUMBER
  OF SHARES OUTSTANDING              21,044,544        US$24,844,544          US$21,044,544             US$24,844,544

TRICOM, S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
(IN US$)

                                                                             SIX MONTH PERIOD
                                                                              ENDED JUNE 30,
                                                                ---------------------------------------------
                                                                      1998                      1999
                                                                -------------------      --------------------
                                                                   (UNAUDITED)               (UNAUDITED)
Cash flows from operating activities:
Net earnings (loss)                                             US$ 6,917,759             US$ 9,843,896
Adjustments to reconcile net earnings (loss) and net cash
   provided by operating activities:
Depreciation                                                        6,545,564                 9,636,809
Allowance for doubtful accounts                                       648,223                 2,240,388
Accounts receivable charged off                                      (850,888)               (1,025,732)
Deferred income tax - benefit                                               -                   (56,203)
Reserve for severance indemnities, net of payments                     86,994                    30,475
   Net changes in assets and liabilities:
Accounts receivable                                                (2,545,928)               (7,078,390)
Inventories                                                        (5,501,745)               (4,147,161)
Prepaid expenses                                                      700,801                 1,185,006
Long-term accounts receivable                                         675,860                     1,953
Unearned interest                                                    (120,495)                        -
Other assets                                                          (22,635)               (1,116,395)
Accounts payable                                                   18,837,343                 3,914,683
Other liabilities                                                     949,932                (2,138,815)
Accrued expenses                                                      756,424                 1,071,165
                                                                -------------             ------------
Total adjustments                                                  20,159,450                 2,517,783
                                                                -------------             ------------
Net cash provided by operating activities                          27,077,209                12,361,679
                                                                =============             =============

Cash flows from investing activities:
   Cancellation of investments                                     11,930,974                 9,065,877
   Acquisition of property and equipment                          (76,172,502)              (65,964,949)
                                                                -------------             ------------
     Net cash used in investing activities                        (64,241,528)              (56,899,072)

Cash flows from financing activities:
   Borrowed funds (paid to) from banks                             (1,477,674)               40,047,935
   Borrowed funds (paid to) from related parties                   (2,521,510)               (3,366,423)
   Issuance of common stock                                        68,184,977                         -
                                                                -------------             ------------
     Net cash provided by financing activities                     64,185,793                36,681,512

Net increase in cash and cash equivalents                          27,021,474                (7,855,881)

     Cash and cash equivalents at beginning of the period           5,732,505                15,377,410

Cash and cash equivalents at end of period                      US$32,753,979             US$ 7,521,529
                                                                =============             =============

TRICOM, S.A. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS


NOTE 1 - BASIS OF PRESENTATION

         The Company considers that all adjustments (all of which are normal recurring accruals) necessary for a fair statement of financial position and results of operations for these periods have been made; however, results for such interim periods are subject to year-end audit adjustments. Results for such interim periods are not necessarily indicative of results for a full year.

NOTE 2 - CALCULATION OF EBITDA

         EBITDA consists of earnings (loss) before interest expense, income taxes, depreciation and amortization. EBITDA is commonly used in the telecommunications industry to analyze companies on the basis of operating performance, leverage and liquidity. However, it does not purport to represent cash generated or used by operating activities and should not be considered in isolation or as a substitute for a measure of performance in accordance with generally accepted accounting principles.


ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

COMPANY OVERVIEW

BACKGROUND

         TRICOM is a full-service telecommunications provider in the Dominican Republic, and a facilities-based long distance carrier in the United States. TRICOM commenced operations in 1992 and has since expanded to offer international and domestic long distance, local telephony, analog cellular and PCS, paging and Internet services. TRICOM serves both the densely populated and underserved areas of this Caribbean nation and offers long distance service to the over 1 million Dominicans living in the United States. The Company has achieved significant growth, with operating revenues increasing from US$1.9 million in 1992, to US$125.5 million in 1998 and has established itself as a key player in the international long distance market of the Dominican Republic. TRICOM's network is 100% digital and utilizes cutting edge technology. The Company is deploying one of the World's largest CDMA-wireless local loop networks.

INTERNATIONAL LONG DISTANCE SERVICES

         TRICOM is a leading participant in the large market for international long distance traffic between the Dominican Republic and the United States. The Company has operating agreements with all the major facilities-based international carriers responsible for international long distance traffic between the Dominican Republic and the United States, and also has agreements with numerous emerging carriers which account for an increasing share of the total traffic between the two countries. In January 1997, the Company commenced operating its subsidiary TRICOM USA, Inc., a Delaware corporation ("TRICOM USA"). This subsidiary operates as a facilities-based international and resale carrier within the United States. TRICOM USA provides TRICOM with an important means for gaining additional market share of the international long distance traffic from the United States to the Dominican Republic.

         The Company operates a chain of owned or franchised public telephone centers and sells an international long distance prepaid calling card, the Efectiva card. The Company receives the bulk of its international long distance toll revenues from its local service customers, users of the Efectiva Card, its public telephone centers and its large business customers. In the future, the Company expects that its local service customers will represent a greater share of both international long distance revenues and domestic long distance revenues.

DOMESTIC SERVICES

         Local Service. TRICOM provides local exchange services to residential and small business customers in the densely populated areas of Santo Domingo, Santiago and San Francisco de Macoris, the three largest cities in the Dominican Republic. As of June 30, 1999, the Company had 102,922 local access lines in service, including 22,306 net local access lines installed during the first half of 1999. The Company anticipates installing approximately 45,000 local access lines in 1999. TRICOM has used conventional copper or fiber wirelines to connect customers to its network, but going forward, the Company is accelerating its penetration of the basic local service market by deploying a fixed digital cellular system, or wireless local loop ("WLL"). The WLL employs digital cellular technology that uses the Code Division Multiple Access ("CDMA") protocol and operates on the 1.9 GHz radio frequency band. The WLL allows the Company to achieve faster line installation and to reach broader service areas than previously possible with a traditional wireline network. As of June 30, 1999, the Company had deployed 10,096 WLL lines in the capital city of Santo Domingo. In July of 1999, the Company completed the second phase of its WLL deployment by expanding coverage to five additional cities.

         Cellular. As of June 30, 1999, the Company had 141,900 mobile cellular. In August 1997, the Company initiated several programs to enhance cellular subscriber growth, including the introduction of the "Amigo" prepaid cellular card program and arrangements with major consumer electronics retailers to offer the Company's cellular service in conjunction with their sale of handsets. As a result, the Company's cellular subscriber base grew by 86.5% from 76,095 subscribers at June 30, 1998 to 141,900 subscribers at June 30, 1999.

         On April 26, 1999, the Company announced the launching of its "Millennium" PCS digital wireless service. The service will utilize CDMA technology enabling cellular customers in the Dominican Republic to enjoy higher sound clarity and call quality than available through analog wireless services. The announcement marked the completion of the first phase of TRICOM's PCS deployment, which will initially serve 80% of the nation's capital city of Santo Domingo, covering a population of approximately 2.5 million people. The second phase of the Company's digital expansion program, completed in July of 1999, expanded PCS coverage to five additional cities and brings the total population base to over 4 million. The Company believes that these programs are central to the future growth of its cellular subscriber base.

PRINCIPAL SHAREHOLDERS

         TRICOM is controlled by GFN Corporation, Ltd. and Motorola, Inc. ("Motorola"). GFN, one of the Dominican Republic's largest holding companies with interests in media, banking, credit cards and insurance, beneficially owns 60% of the issued and outstanding shares of Class B Stock and Motorola beneficially owns 40% of the issued and outstanding shares of Class B Stock. In May 1998, TRICOM made its initial public offering in the United States of 5.7 million American Depositary Receipts representing an equal number of TRICOM's Class A Common Stock. The ADRs are listed on the New York Stock Exchange under the ticker symbol "TDR." Each share of Class B Stock entitles the holder thereof to cast ten votes while each share of Class A Common Stock entitles the holder thereof to cast one vote. At June 30, 1999, the allocation of stock ownership among GFN, Motorola and the public was 46.2% (58.4% voting power), 30.8% (38.8% voting power), and 23% (2.8% voting power), respectively.

REVENUE RECOGNITION

         The Company derives its operating revenues primarily from toll revenues, international settlement revenues, cellular services, paging services, local services, the sale and lease of equipment , and installations. The components of each of these services are as follows:

         Toll revenues are amounts received by the Company from its customers in the Dominican Republic for international and domestic long distance calls as well as interconnection charges received from Codetel. Toll revenues are generated by retail telephone centers, large corporate accounts, residential and commercial customers, calling card users and cellular subscribers. Toll revenues are recognized as they are billed to customers, except that revenues from prepaid calling cards are recognized as the calling cards are used or expire.

         International revenues represent amounts recognized by the Company for termination of traffic from foreign telecommunications carriers to the Dominican network, including revenues derived from the Company's U.S. based international long distance pre-paid calling cards.

         Local service revenues consist of wireline rent, local measured service and charges for CLASS services or vertical features, including call forwarding, three-way calling, call waiting and voice mail, as well as calling party pays revenues and revenues from other miscellaneous wireline services.

         Cellular revenues represent fees received for mobile cellular services, including interconnection charges for calls incoming to the Company's cellular subscribers, but excluding international long distance calls generated by cellular units. Cellular fees consist of fixed monthly access fees, per minute usage charges and additional charges for custom or vertical features, including call waiting, call forwarding, three-way calling and voice mail, and for other miscellaneous cellular services.

         Paging revenues consist of fixed monthly charges for nationwide service and use of paging equipment and activation fees.

         Revenues from the sale and lease of equipment consist of sales and rental fees charged for customer premise equipment, including private branch exchanges and key telephone systems, residential telephones, cellular handsets and paging units. Since late 1996, the Company has only sold such equipment.

         Installation revenues consist of fees charged by the Company for installing local access lines, private branch exchanges and key telephone systems as well as fees for activating cellular handsets.

         Other revenues consist of revenues that are not generated from the Company's core business, including commissions received for providing package handling services for a courier and commissions received for collection services for utility companies.


         The following table sets forth the percentage contribution of each category of revenues to total operating revenues for the period indicated:

                                           THREE MONTHS            SIX MONTHS
                                              ENDED                   ENDED
                                             JUNE 30,               JUNE 30,
                                         ----------------       ----------------
                                           1998     1999          1998     1999
                                           ----     ----          ----     ----
Toll................................       14.1%    13.7%         15.4%    13.6%
International ......................       41.2     37.6          40.7     37.4
Local service.......................        9.9     19.1           9.9     18.0
Cellular............................       16.5     14.6          16.1     15.6
Paging..............................        3.9      1.6           4.2      2.1
Sale and lease of equipment.........        2.7      3.6           3.2      3.2
Installations.......................       11.8      9.7          10.4      9.8
Other...............................        0.0      0.0           0.1      0.2

----------------
Note: Percentages may not add up to 100% due to rounding.

         The following table sets forth certain items in the statements of operations expressed as a percentage of total operating revenues for the period indicated:

                                           THREE MONTHS             SIX MONTHS
                                              ENDED                   ENDED
                                             JUNE 30,              SEPTEMBER 30,
                                         ----------------         --------------
                                          1998     1999           1998     1999
                                          ----     ----           ----     ----

Operating costs.....................       75.4%    78.6%         76.3%    77.4%
Operating income....................       24.6     21.4          23.7     22.6
Interest expense, net...............       (8.5)    (8.4)        (10.1)    (9.1)
Other income (expenses).............       (9.9)    (8.7)        (11.7)    (9.6)
Net earnings........................       14.7     12.7          12.0     13.0
EBITDA..............................       43.3     41.8          42.2     43.5


THREE AND SIX MONTHS ENDED JUNE 30, 1998 COMPARED TO THE THREE AND SIX MONTHS ENDED JUNE 30, 1999

         OPERATING REVENUES. The Company's total operating revenues increased 31.2% from US$57.7 million for the six-month period ended June 30, 1998 (the "1998 Interim Period") to US$ 75.7 million for the six-month period ended
June 30, 1999 (the "1999 Interim Period"), and by 33.2% from US$ 30.7 million for the three-month period ended June 30, 1998 (the "1998 Second Quarter") to US$ 40.9 million for the three-month period ended June 30, 1999 (the "1999 Second Quarter"). The Company attributes this growth to increased local service and cellular revenues associated with the Company's local network expansion, as well as to increased international revenues generated by long standing carrier relations and TRICOM USA, the Company's U.S. subsidiary and facilities-based international carrier.

         Toll. Toll revenues increased 16.5% from US$8.9 million for the 1998 Interim Period to US$10.3 million for the 1999 Interim Period, and by 29.9% from US$4.3 million for the Second Quarter of 1998 to US$5.6 million for the same period 1999, as a result of higher domestic and outbound international traffic. Domestic long distance minutes increased by 52.5% from 9.1 million minutes for the 1998 Interim Period to 13.9 million minutes for the 1999 Interim Period, and by 54.9% from 4.6 million in the 1998 Second Quarter to 7.1 million in the 1999 Second Quarter as a result of a higher number of local access lines in service. Outbound international minutes increased by 26.2% from 10.8 million minutes for the 1998 Interim Period to 13.7 million for the 1999 Interim Period, and by 33.2% from 5.2 million in the 1998 Second Quarter to 7.0 million in the 1999 Second Quarter, reflecting increased traffic volume from the Efectiva prepaid calling card, the increased number of local access lines, and the higher number of cellular subscribers.

         Interconnection revenues increased by approximately 83.4% from US$1.4 million for the 1998 Interim Period to US$2.6 for the 1999 Interim Period and by approximately 90.7% from US$743,000 for the 1998 Second Quarter to US$1.4 million for the 1999 Second Quarter. Toll revenues represented 15.4% of total operating revenues for the 1998 Interim Period compared to 13.6% of total operating revenues for the 1999 Interim Period, and 14.1% of total operating revenues for the 1998 Second Quarter compared to 13.7% of total operating revenues for the 1999 Second Quarter.

         International. International revenues increased 20.7% from US$23.5 million for the 1998 Interim Period to US$28.4 million for the 1999 Interim Period, and by 21.5% from US$12.7 million for the 1998 Second Quarter to US$15.4 million for the 1999 Second Quarter, primarily as a result of the growth of inbound traffic volume received from the Company's long standing carrier relations, as well as from TRICOM USA's operations. Inbound minutes increased by 67.1% from 92.2 million for the 1998 Interim Period to 154.1 million minutes in the 1999 Interim Period, and by 61.8% from 51.4 million for the 1998 Second Quarter to 83.1 million for the 1999 Second Quarter. TRICOM USA accounted for 53.4% and 50.9% of the total inbound minutes in the 1998 Interim Period and the 1998 Second Quarter, respectively, compared to 46.8% and 37.6% in the 1999 Interim Period and the 1999 Second Quarter, respectively. Total international long distance minutes increased by 61.7% from 104.2 million for the 1998 Interim Period to 168.5 million in the 1999 Interim Period, and by 58.4% from 57.0 million for the 1998 Second Quarter to 90.3 million for the 1999 Second Quarter.

         The increase in international revenues was achieved despite a 20.1% decrease in average settlement rates from US$0.21 per minute for the 1998 Interim Period to US$0.17 per minute for the 1999 Interim Period. Settlement rates for traffic between the United States and the Dominican Republic have declined over the past five years as a result of increased competition in the market for international long distance service, and the Company anticipates that competitive and regulatory pressures could push settlement rates lower.

         TRICOM has been able to increase revenues from the provision of international long distance services by increasing the volume of international traffic that it handles. Future decreases in settlement rates, without corresponding increases in the Company's long distance traffic from the United States would reduce the Company's international settlement revenues, adversely affect the profit margins that the Company realizes on such traffic and could have a material adverse effect on the Company's business, financial condition and results of operations. International revenues represented 40.7% of total operating revenues for the 1998 Interim Period compared to 37.4% of total operating revenues for the 1999 Interim Period, and 41.2% of total operating revenues for the 1998 Second Quarter compared to 37.6% of total operating revenues for the 1999 Second Quarter.

         Local service. Local service revenues increased 138.8% from US$5.7 million for the 1998 Interim Period to US$13.6 million for the 1999 Interim Period, and by 157.4% from US$3.0 million for the 1998 Second Quarter to US$7.8 million for the 1999 Second Quarter, as a result of a higher number of local access lines in service and higher local service rates.

         During the 1998 Interim Period, the Company added 17,224 net local access lines, including 8,838 net local lines during the 1998 Second Quarter, compared to 22,306 net local access lines added during the 1999 Interim Period, including 10,867 net local lines during the 1999 Second Quarter. At June 30, 1999, the Company had 102,922 local access lines in service, including 10,096 Wireless Local Loop lines, compared to 60,419 local access lines in service at June 30, 1998. As a result of a higher number of lines in service, interconnection revenues related to local calls received from Codetel increased 139.9% from US$488,000 for the 1998 Interim Period to US$1.2 million for the 1999 Interim Period, and by 180.0% from US$253,000 for the 1998 Second Quarter to US$711,000 for the 1999 Second Quarter.

         On January 14, 1999, the Company announced price increases in residential monthly rent charges as well as measured local service rates as part of the industry's process of price liberalization initiated under the new Telecommunications Law No. 153. Effective as of January 1, 1999, TRICOM increased the price per minute of measured local service from RD$0.10 (US$0.006) to RD$0.14 (US$0.009). The Company has and will continue to adjust the price per minute of measured local service in monthly increments of RD$0.01 until it reaches RD$0.25 (US$0.015) at December 31, 1999. On average, the price per minute of measured local service increased by 57.1% from US$0.007 per minute during the 1998 Second Quarter to US$0.011 per minute during the 1999 Second Quarter. As a result, measured local service revenues increased by 75.6% from US$1.0 million during the 1998 Interim Period to US$1.8 million during the 1999 Interim Period, and by 82.1% from US$588,000 for the 1998 Second Quarter to US$1.0 million during the 1999 Second Quarter. In addition, average monthly rent charges increased by 77.8% from US$9.96 in the Second Quarter of 1998 to US$17.71 in the Second Quarter of 1999. Local service rent revenues increased by 176.1% from US$3.0 million during the 1998 Interim Period to US$8.4 million during the 1999 Interim Period, and by 211.5% from US$1.5 million during the 1998 Second Quarter to US$4.7 million during the 1999 Second Quarter. Local service revenues represented 9.9% of total operating revenues for the 1998 Interim Period compared to 18.0% of total operating revenues for the 1999 Interim Period, and 9.9% of total operating revenues for the 1998 Second Quarter compared to 19.1% of total operating revenues for the 1999 Second Quarter.

         Cellular. Cellular revenues increased 27.3% from US$9.3 million for the 1998 Interim Period to US$11.8 million for the 1999 Interim Period, and by 17.9% from US$5.1 million for the 1998 Second Quarter to US$6.0 million for the 1999 Second Quarter, as a result of a larger average subscriber base. The Company attributes the substantial growth of its cellular subscriber base to the continued success of the AMIGO prepaid cellular program introduced in the Third Quarter of 1997. During the 1998 Interim Period, the Company added 34,988 net cellular subscribers, including 20,109 during the 1998 Second Quarter, compared to 33,368 net cellular subscribers added during the 1999 Interim Period, including 14,977 during the 1999 Second Quarter. At June 30, 1999, the Company had 141,900 cellular subscribers compared to 76,095 at June 30, 1998.

         As a result of a higher average subscriber base, airtime minutes increased 28.7% from 44.6 million for the 1998 Interim Period to 57.4 million for the 1999 Interim Period, and by 22.7% from 22.9 million for the 1998 Second Quarter to 29.7 million for the 1999 Second Quarter. Interconnection revenues associated with airtime traffic received from Codetel increased by 145.8% from US$749,000 in the 1998 Interim Period to US$1.8 million in the 1999 Interim Period, and by 100.5% from US$428,000 in the 1998 Second Quarter to US$859,000 in the 1999 Second Quarter, due to a higher volume of incoming minutes received by prepaid cellular subscribers, as well as to a larger subscriber base.

         Prepaid cellular services generated approximately 52% of the Company's total airtime minutes and 56% of total cellular revenues in the 1999 Interim Period. Prepaid cellular revenues increased by 122.2% from US$3.0 million in the 1998 Interim Period to US$6.6 million in the 1999 Interim Period, and by 87.0% from US$1.8 million in the 1998 Second Quarter to US$3.4 million during the 1999 Second Quarter. The Company's average monthly churn rate for cellular services declined from 3.2% for the 1998 Interim Period to 1.8% for the 1999 Interim Period, and from 2.8% for the 1998 Second Quarter to 1.3% for the 1999 Second Quarter. The Company calculates churn by dividing the number of subscribers disconnected during a given period by the sum of subscribers at the beginning of each month during such period. Cellular revenues represented 16.1% of total operating revenues for the 1998 Interim Period compared to 15.6% of total operating revenues for the 1999 Interim Period, and 16.5% of total operating revenues for the 1998 Second Quarter compared to 14.6% of total operating revenues for the 1999 Second Quarter.

         Paging. Paging revenues decreased 35.7% from US$2.4 million for the 1998 Interim Period to US$1.6 million for the 1999 Interim Period, and by 43.1% from US$1.2 million for the 1998 second quarter to US$673,000 for the 1999 Second Quarter. The decrease reflected a decline in the average revenue per paging subscriber during the 1999 Interim Period from the average revenue per paging subscriber during the 1998 Interim Period, as a result of increased competition in the market. In addition, the Company believes that the success of its prepaid cellular program has contributed to the decline of its paging revenues by encouraging paging subscribers to replace their paging services with prepaid cellular services. The Company has determined that paging will not play a major role its marketing and promotional efforts.

         At June 30, 1999, the Company had 28,875 paging subscribers compared to 28,456 paging subscribers at June 30, 1998. The Company's average monthly churn rate for paging services declined from 3.4% for the 1998 Interim Period to 3.0% for the 1999 Interim Period, and from 3.4% for the 1998 Second Quarter to 2.1% for the 1999 Second Quarter. Paging revenues represented 4.2% of total operating revenues for the 1998 Interim Period compared to 2.1% of total operating revenues for the 1999 Interim Period, and 3.9% of total operating revenues for the 1998 Second Quarter compared to 1.6% of total operating revenues for the 1999 Second Quarter.

         Sale and lease of equipment. Revenues from the sale and lease of equipment increased 33.3% from US$1.8 million for the 1998 Interim Period to US$2.4 million for the 1999 Interim Period, and by 77.4% from US$823,000 for the 1998 Second Quarter to US$1.5 million for the 1999 Second Quarter. The increase was attributed to marketing and sale efforts, which resulted in a higher number of sales of customer premise equipment, including private branch exchanges and key telephone systems, residential telephones and cellular handsets during the first six months of 1999. The Company has entered into arrangements for the distribution of cellular service with major electronics retailers. The Company believes that these arrangements will decrease revenues from the sale of cellular equipment, but could increase cellular service revenues by expanding the number of subscriber additions. Sale and lease of equipment revenues represented 3.2% of total operating revenues for both the 1998 and 1999 Interim Period, and 2.7% of total operating revenues for the 1998 Second Quarter compared to 3.6% of total operating revenues for the 1999 Second Quarter.

         Installations. Installation revenues increased 23.2% from US$6.0 million for the 1998 Interim Period to US$7.4 million for the 1999 Interim Period, and by 10.4% from US$3.6 million for the 1998 Second Quarter to US$4.0 million for the 1999 Second Quarter. This increase is attributable to the significant growth in the number of local access line installations and cellular activations, which helped offset the reductions in installation fees for local lines as part of the rate rebalancing plan that took effect January 1,1999. The average installation fee per local access line declined from US$260 during the 1998 Second Quarter to US$202 during the 1999 Second Quarter.

         During the 1998 Interim Period, the Company installed 19,589 gross local access lines and 45,431 gross cellular additions, including 10,036 gross local access lines and 25,550 gross cellular additions in the 1998 Second Quarter, compared to 29,621 gross local access lines and 44,355 gross cellular additions for the 1999 Interim Period, including 15,682 gross local access lines and 20,011 gross cellular additions in the 1999 Second Quarter. The number of gross local access lines additions during the 1999 Second Quarter represents the highest quarterly number of gross line additions in the Company's history. Wireless Local Loop lines accounted for 41% of gross additions for the 1999 Second Quarter. Installation revenues represented 10.4% of total operating revenues in the 1998 Interim Period compared to 9.8% of total operating revenues for the 1999 Interim Period, and 11.8% of total operating revenues for the 1998 Second Quarter compared to 9.7% of total operating revenues for the 1999 Second Quarter.

         OPERATING COSTS. Major components of operating costs are (a) carrier costs, which include amounts owed to foreign carriers for the use of their networks for termination of outbound traffic, (b) interconnection costs, which are access charges paid to Codetel, (c) depreciation of network equipment and leased terminal equipment, (d) payments for international satellite circuit leases, (e) expenses in lieu of income tax, (f) general and administrative expenses, which include salaries and other compensation to personnel, maintenance expenses, marketing expenses and other related costs, and
(g) depreciation expense. The Company's operating costs increased 33.2% from US$44.0 million for the 1998 Interim Period to US$58.6 million for the 1999 Interim Period, and by 38.8% from US$23.2 million for the 1998 Second Quarter to US$32.1 million for the 1999 Second Quarter, primarily due to increases in general and administrative expenses, carrier costs and depreciation associated with the Company's capital expenditure program. Operating costs represented 76.3% of total operating revenues for the 1998 Interim Period compared to 77.4% of total operating revenues for the 1999 Interim Period.

         Satellite connections and carrier costs increased by 15.9% from US$15.8 million for the 1998 Interim Period to US$18.3 million for the 1999 Interim Period, and by 18.8% from US$8.4 million for the 1998 Second Quarter to US$9.9 million for the 1999 Second Quarter. This increase reflected a 13.4% increase in outbound carrier costs from US$5.6 million in the 1998 Interim Period to US$6.4 million in the 1999 Interim Period due to higher volume of outbound traffic. Interconnection costs increased by US$3.5 million from US$6.1 million for the 1998 Interim Period to US$9.5 million for the 1999 Interim Period, as a result of a higher a proportion of the inbound traffic terminating in the Company's network. These increases were partially offset by a 30.1% decrease in lease payments for switching facilities and satellite connections costs from US$2.6 million in the 1998 Interim Period to US$1.8 million in the 1999 Interim Period due to cost savings resulting from the operation of the Antilles-I fiber optic cable.

         Network depreciation and depreciation expense increased 44.5% and 57.0% from US$5.1 million and US$1.4 million, respectively, for the 1998 Interim Period to US$7.4 million and US$2.2 million, respectively, for the 1999 Interim Period, as a result of the Company's continued investments in telephone plant and equipment.

         TRICOM currently is making payments to the Dominican government in lieu of income tax equal to 10% of net international revenues. This expense in lieu of income taxes increased by 49.3% from US$4.1 million for the 1998 Interim Period to US$6.2 million for the 1999 Interim Period, and by 45.1% from US$2.2 million for the 1998 Second Quarter to US$3.2 million for the 1999 Second Quarter, reflecting the increase in revenues derived from the Company's domestic and international business.

         General and administrative expenses increased 38.9% from US$15.9 million for the 1998 Interim Period to US$22.1 million for the 1999 Interim Period, and by 47.6% from US$ 8.5 million in the 1998 Second Quarter to US$12.5 million in the 1999 Second Quarter, primarily as a result of higher commissions paid to sales staff and intermediaries, increased personnel costs due to a higher employee headcount, and a higher level of allowance for doubtful accounts. Commissions increased by 34.6% from US$5.9 million in the 1998 Interim Period to US$8.0 million in the 1999 Interim Period. Personnel costs increased by 27.9% from US$8.1 million during the 1998 Interim Period to US$10.4 million for the 1999 Interim Period. At June 30, 1999, the Company had 1,481 employees compared to 1,272 employees at June 30, 1998. The Company's allowance for doubtful accounts increased US$1.6 million from US$651,000 for the 1998 Interim Period to US$2.3 million for the 1999 Interim Period, resulting from the disconnection of local service customers who had unpaid balances reaching as far back as the 1998 Fourth Quarter, and who had contested the bills as a result of Hurricane Georges' interruption of telephone service. The Company allowed these customers to be reconnected and provided for the deferral of payment of this debt. Those clients who did not accept the payment plan were considered in default and were disconnected. The Company set aside an amount equal to 100% of the outstanding debt as an additional provision for the 1999 Second Quarter. As a percentage of total operating revenues, general and administrative expenses represented 27.6% for 1998 Interim Period and 29.2% for the 1999 Interim Period.

         Other costs increased by 48.8% from US$1.6 million the 1998 Interim Period to US$2.4 million for the 1999 Interim Period, primarily as a result of increases in the cost of sale of customer premise equipment, residential telephones and cellular handsets during the first six months of 1999.

         OPERATING INCOME. Operating income increased 24.9% from US$13.7 million for the 1998 Interim Period to US$17.1 million for the 1999 Interim Period, and by 16.1% from US$7.5 million for the 1998 Second Quarter to US$8.8 million for the 1999 Second Quarter. The Company's operating income declined from 23.7% of total operating revenues for the 1998 Interim Period to 22.6% of total operating revenues for the 1999 Interim Period, and from 24.6% for the 1998 Second Quarter to 21.4% for the 1999 Second Quarter due to the one-time charge in allowances for doubtful accounts.

         OTHER INCOME (EXPENSES). Other expenses increased by 7.8% from
US$6.8 million for the 1998 Interim Period to US$7.3 million for the 1999 Interim Period, and by 17.0% from US$3.0 million for the 1998 Second Quarter to US$3.5 million for the 1999 Second Quarter, due to higher long term debt outstanding as a result of the issuance of US$200 million aggregate principal amount of the Company's 11 3/8% Senior Notes due 2004, and higher net notes payable for the period as a result of additional short term financing acquired by the Company.

         NET EARNINGS. Net earnings increased by 42.3% from US$ 6.9 million during the 1998 Interim Period to US$ 9.8 million during the 1999 Interim Period, and by 15.5% from US$4.5 million for the 1998 Second Quarter to US$5.2 million for the 1999 Second Quarter. On a per share basis, earnings increased from US$0.33 per share for the 1998 Interim Period to US$0.40 per share for the 1999 Interim Period. Earnings per share were US$ 0.21 for both the 1998 and 1999 Second Quarter. The weighted average number of shares outstanding used in the calculation at June 30, 1998 was 21,044,544 compared to 24,844,544 at June 30, 1999. On a comparable basis using the total number of shares outstanding at June 30, 1999, earnings per share would have been US$0.18 for the 1998 Second Quarter. Net earnings represented 12.0% of total operating revenues for the 1998 Interim Period compared to 13.0% for the 1999 Interim Period, and 14.7% of total operating revenues for the 1998 Second Quarter compared to 12.7% for the 1999 Second Quarter.

         EBITDA. Earnings before interest, taxes, depreciation and amortization increased by 35.0% from US$24.4 million for the 1998 Interim Period to US$32.9 million for the 1999 Interim Period, and by 28.6% from US$13.3 million for the 1998 Second Quarter to US$17.1million for the 1999 Second Quarter. Increased revenues improved EBITDA margins from 42.2% for the 1998 Interim Period to 43.5% for the 1999 Interim. However, as a result of the one time charge in allowance for doubtful accounts during the second quarter of 1999, EBITDA margins declined from 43.3% for the 1998 Second Quarter to 41.8% for the 1999 Second Quarter.

EFFECTS OF INFLATION

         The annual inflation rates in the Dominican Republic in 1996, 1997 and 1998 were 4.0%, 8.0% and 7.8%, respectively. To date, the effects of inflation on TRICOM's operations have not been significant.

CHANGE IN FUNCTIONAL AND REPORTING CURRENCY

         Through December 31, 1996, the Company used the Dominican peso as its functional and reporting currency. While a significant portion of the Company's revenues, assets and liabilities historically were denominated in U.S. dollars, a clear determination of the functional currency was difficult, and the Company used the Dominican peso as its functional currency. However, in the Company's opinion, with the issuance of the Senior Notes, the Company's cash flows and financial results of operations are more appropriately presented in the U.S. dollar as the functional currency. Effective January 1, 1997, the Company changed its functional currency from the Dominican peso to the U.S. dollar. The Company's financial statements for periods prior to January 1, 1997 have not been restated for this change in the functional currency. However, the Company did retroactively change its reporting currency to the U.S. dollar.

         The Company anticipates that this change in functional currency may diminish the impact of any future devaluation of the Dominican peso against the U.S. dollar.

LIQUIDITY AND CAPITAL RESOURCES

         Substantial capital is required to expand and operate the Company's telephone networks. During the second quarter of 1998 and 1999, the Company expended US$46.8 million and US$40.2 million, respectively, for capital expenditures. During 1998, the Company made capital expenditures for the installation of additional local access lines, enhancement of the Company's cellular network, expansion of international facilities, including the installation of TRICOM's switch in New York, and other network improvements. The Company currently estimates that capital expenditures relating to the installation of approximately 45,000 local access lines will total approximately US$97.3 million for 1999, including US$66.0 million expended through June 30, 1999. The Company anticipates expending approximately US$32.8 million for the expansion of its local network and US$11.1 million in 1999 to enhance its cellular network by adding new cell sites and capacity to existing cell sites. The Company also anticipates expending approximately US$2.9 million and US$18.6 million during 1999 to expand its international circuit capacity and network facilities, respectively. However, the amounts to be expended in 1999 for these purposes will depend upon a number of factors, including demand for the Company's services and competition in the Company's various markets. Thereafter, the Company expects to continue to expand its network in order to increase its penetration of the residential and commercial markets.

         In August 1998, the Company selected Motorola as the infrastructure provider of CDMA technology and equipment for its WLL and PCS build-out plans. The four-year US$52 million contract with Motorola provides for the installation of 150,000 wireless subscribers. At June 30, 1999, the Company had 10,096 WLL lines in service and anticipates that it will deploy capacity to connect approximately 36,000 subscribers in the current year. The first stage of the Company's WLL deployment covers approximately 60% of the area of Santo Domingo. The second stage, completed in the second quarter of 1999, expanded coverage to five additional cities, giving the WLL a system-wide coverage of over
4.0 million people. The Company expects to implement the third and final stage over the course of the following three years, extending coverage to seven additional cities and increasing capacity in the previously covered cities. The Company financed the cost of the first phase of the WLL with a portion of the US$68.7 in net proceeds received from the offering of 5,700,000 American Depositary Receipts which was consummated in May 1998. The Company anticipates that it will be able to meet its operating and capital requirements with the net proceeds received from the ADR Offering, cash flows from operating activities and available borrowings under existing short-term and medium-term credit facilities. Management believes that the increased average maturity of the Company's indebtedness, as a result of its Senior Note Offering in August 1997, will enhance the Company's operational flexibility. The payment of interest on the Senior Notes for the first four interest periods has been funded with investments that are held in an escrow account, which will result in the enhancement of the Company's cash flow through fiscal year-end 1999. Net cash provided by operating activities was US$19.5 million and US$7.2 million for the second quarters of 1998 and 1999, respectively.

         The Company had account receivables of US$15.9 million and US$23.0 million and allowance for doubtful accounts of US$ 741,000, and US$ 2.0 million at December 31, 1998 and June 30, 1999, respectively. The increase in allowance for doubtful accounts was a one-time charge to cover the disconnection of local service customers who had unpaid balances reaching as far back as the fourth quarter of 1998, and who had contested the bills as a result of Hurricane Georges' interruption of telephone service. The Company allowed these customers to be reconnected and provided for the deferral of payment of this debt. Those clients who did not accept the payment plan were considered in default and were disconnected. The Company set aside an amount equal to 100% of the outstanding debt as an additional provision for the second quarter of 1999.

         The Company's total assets increased from US$444.8 million at December 31, 1998 to US$494.2 million at June 30, 1999. The Company's indebtedness was approximately US$316.0 million at June 30, 1999, of which US$200.0 million represented the Company's Senior Notes and US$115.9 million represented short-term borrowings, including an aggregate principal amount of US$32.0 million of industrial revenue bonds issued by the Caribbean Basin Projects Financing Authority ("Carifa Bonds"). The Company has irrevocably deposited with the trustee for the Carifa Bonds an amount estimated to be sufficient to pay the principal amount of the Carifa Bonds at their maturity in September 1, 1999 and to pay interest on such industrial revenue bonds through such date. Shareholders' equity increased from US$127.6 million at December 31, 1998 to US$137.4 million at June 30, 1999, as a result of an increase in retained earnings for the period.

         The Company's indebtedness was approximately US$316.0 million at June 30, 1999, of which US$200.0 million represented the Company's Senior Notes and US$115.9 million represented short-term borrowings, including an aggregate principal amount of US$32.0 million on industrial revenue bonds issued by the Caribbean Basin Projects Financing Authority ("Carifa Bonds"). The Company has irrevocably deposited with the trustee of the Carifa Bonds an amount estimated to be sufficient to pay the principal amount of the Carifa Bonds at their maturity on September 1, 1999 and to pay accrued interest on such bonds through such date.

         The Company has U.S. dollar- and peso-denominated credit facilities available which permit the Company to borrow up to US$112.2 million, and which, at June 30, 1999, had US$31.1 million available for borrowing. In January 1999, the Santo Domingo branch of Citibank, N.A. increased the Company's existing US dollar-denominated credit facility by US$11.0 million to US$20.0 million. At June 30, 1999, the Company had approximately US$147,000 available for borrowing under the Citibank facility. In January 1999, the Company obtained a US$10.0 million US dollar-denominated credit facility from Banco BHD, a Dominican bank, all of which had been drawn upon at June 30, 1999. At June 30, 1999, the Company had approximately US$66.6 million of short-term, US dollar- and peso-denominated credit facilities with Dominican banks. The Company has been seeking additional credit facilities with international banks to refinance its senior credit facilities.

         The Indenture governing the Company's Senior Notes restricts the ability of the Company to incur additional indebtedness. The Company may incur additional indebtedness if, after giving effect to the incurrence of such additional indebtedness, the leverage ratio (as defined in the Indenture) of the Company for the Company's most recently ended four full fiscal quarters prior to such incurrence does not exceed 4.0 to 1.0 determined on a pro forma basis. Notwithstanding the foregoing debt incurrence test, in general, the Company is permitted to incur the following indebtedness:

          . up to an aggregate of US$50.0 million at any one time outstanding of (i) one or more senior term or revolving credit facilities with commercial banks or financial institutions of a type typically entered into by commercial banks and financial institutions and (ii) one or more commercial paper or other senior securities programs of the Company;

          . any indebtedness incurred in connection with the acquisition of assets, rights and properties used in connection with a telecommunications business, so long as the aggregate amount of such indebtedness does not (i) exceed 80% of the total cost of such assets, including the cost of design, development, site acquisition, construction and integration or (ii) exceed 100% of the cost of the assets, if the indebtedness was extended to cover the assets excluding the cost of design, development, site acquisition, construction and integration;

          . indebtedness that was outstanding at August 21, 1997 or borrowed under facilities that were outstanding at such date;

          . up to an aggregate of US$10.0 million of additional indebtedness at any one time outstanding;

          . indebtedness which is (i) expressly subordinated to the Senior Notes, (ii) has an aggregate principal amount less than two times the aggregate net cash proceeds received by the Company from the issuance of the Company's equity securities after August 21, 1997 and (iii) has a weighted average life to maturity (as defined in the Indenture) equal to or greater than the weighted average life to maturity of the Senior Notes;

          . indebtedness incurred to refinance other indebtedness, subject to certain restrictions;

          .    intercompany indebtedness; and

          . hedging obligations incurred for the purpose of fixing or hedging interest rate or foreign currency risk with respect to any floating rate indebtedness.

         The Company does not believe that, at present, it is able to meet the leverage ratio test set forth in the Indenture, and the Company has relied upon the exceptions to the general restriction on the incurrence of additional indebtedness. Of the US$83.9 million of indebtedness outstanding at June 30, 1999 (excluding the US$200.0 million aggregate principal amount of the Senior Notes and the US$32.0 million aggregate principal amount of the Carifa Bonds), US$26.6 million had been incurred in connection with the acquisition of assets, rights and property related to the Company's telecommunications business, US$50.0 million of indebtedness fit within the Indenture's US$50.0 million senior indebtedness exception and US$7.3 million of indebtedness fit within the Indenture's US$10.0 million other indebtedness exception.

IMPACT OF YEAR 2000

         The year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year (the "Year 2000 Issue"). Any of TRICOM's computer programs or hardware that have date-sensitive software or embedded microprocessors may recognize a date using "00" as the year 1900 rather than the year 2000. The failure to correct any such programs or hardware could result in system failures or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities. Based on recent assessments, TRICOM has determined that it will be required to modify or replace some portions of its software, and, to a lesser extent, its hardware so that those systems will properly utilize dates beyond December 31, 1999. TRICOM believes that with modification and replacement of existing software and hardware, the Year 2000 Issue can be substantially mitigated. However, if such modifications and replacements are not made, or are not completed on a timely basis, the Year 2000 Issue could have a material impact on the operations of TRICOM. The Company currently anticipates that such replacements and modifications will be completed on a timely basis.

         TRICOM's plan to resolve Year 2000 Issues involves four phases: assessment, remediation, testing and implementation. TRICOM's management information systems ("MIS") department has completed an assessment of all material information technology systems that would be affected by the Year 2000 Issue if not modified and has initiated a program to modify or replace portions of its software so that TRICOM's computer systems will function properly after December 31, 1999. TRICOM's financial systems, including general ledger, accounts payable, purchase orders, fixed assets and inventory control functions, already have been upgraded and are Year 2000 compliant. TRICOM's systems that assist in the management of service orders, facilities management, engineering work orders, toll rating, toll editing and trouble tracking are now Year 2000 compliant. The MIS department has assessed and modified the BIOS of every computer on the Company's internal network, and every computer on such network is now Year 2000 compliant. The MIS department has commenced a software application development project to improve TRICOM's billing system and make such systems Year 2000 compliant, and expects to have it operational by the third quarter of 1999. With the new billing system, the Company will have completed all programming, testing and implementation of all its systems that are sensitive to Year 2000 Issues.

         TRICOM's network engineering department has identified every component of the Company's telecommunications network that may be subject to Year 2000 failures. The Company anticipates that it will have remedied or replaced any network components that are not Year 2000 compliant by the third quarter of 1999. The remediation or replacement of telecommunications equipment depends primarily on the manufacturers of that equipment for modifications. TRICOM is also in the process of assessing the extent to which its suppliers of other products and services will be able to supply TRICOM after December 31, 1999. TRICOM has initiated communications with all of its significant equipment vendors and other suppliers. TRICOM has not obtained timetables of expected completion dates of modification, testing and implementation from all of the vendors and suppliers. TRICOM does not control its equipment vendors and other suppliers, but is attempting to have such timetables submitted in the third quarter of 1999. The effect on TRICOM's operations of not having these systems remedied could be significant.

         TRICOM believes that its Year 2000 assessment and remediation program is approximately 100% complete with respect to its critical business systems and 85% complete with respect to its network. The total cost of the Year 2000 project is estimated to be less than US$100,000 and is being expensed as incurred and funded through operating cash flows.

         TRICOM conducts transactions that interface directly with other domestic and international telecommunications networks. There is no guarantee that the networks of other companies to which TRICOM's network connects will be timely compliant or that the failure to so comply would not have an adverse effect on TRICOM's network. Furthermore, there can be no assurance that other telecommunications providers will not experience material business disruptions that could affect TRICOM as a result of the Year 2000 Issue. TRICOM plans to complete communications with important international carriers and providers of international connectivity as to their Year 2000 readiness in the third quarter of 1999. The communications to date from such third parties to TRICOM's inquiries do not indicate that these third parties expect, at this time, to be non-compliant by the Year 2000 based on their progress to date. However, the inability of a substantial number of third parties to complete their Year 2000 resolution process could materially impact TRICOM. For example, the failure of satellite circuits or international gateway switches to function properly as a result of the Year 2000 Issue could cause significant disruptions in TRICOM's ability to generate revenues, which could have a material adverse effect on TRICOM's results of operations and financial condition.

         TRICOM is developing a contingency plan in case of failure of its information technology systems and anticipates that it will have tested such plan by the third quarter of 1999. In the event TRICOM's vendors or the telecommunications networks with which it connects do not expect to be Year 2000 compliant, TRICOM's contingency plan may include replacing such vendors or conducting the particular operations itself.

         TRICOM's schedule for completing its Year 2000 modifications are based on management's best estimates, which were derived utilizing numerous assumptions of future events including the continued availability of certain resources, and other factors. Estimates on the status of completion and the expected completion dates are based on progress to date compared to the timetable established by its management. TRICOM has not employed the services of independent contractors to verify TRICOM's assessment and estimates related to the Year 2000 problem. There can be no guarantee that these estimates will be achieved and actual results could differ materially from these plans. Specific factors that might cause such material differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer codes and similar uncertainties.

ITEM 3.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         The following discussion about market risks to certain financial instruments of the Company includes "forward-looking" statements that involve risks and uncertainties. Actual results could differ materially from those projected in the forward-looking statements.

         The Company is exposed to market risks from adverse changes in interest rates and foreign exchange rates. TRICOM does not engage in speculative or leveraged transactions, nor does the Company hold or issue financial instruments for trading purposes. In addition, TRICOM does not engage in any interest rate or foreign currency exchange rate hedging transactions.

INTEREST RATE RISK

         TRICOM's interest expense is sensitive to changes in the general level of interest rates in the United States and in the Dominican Republic. At June 30, 1999, TRICOM had outstanding US$200 million aggregate principal amount of long-term debt, representing TRICOM's Senior Notes. The Senior Notes bear interest at 11 3/8% per annum and mature in the year 2004. The fair value of such Senior Notes was approximately US$164 million and US$171 million at December 31, 1998 and June 30, 1999, respectively.

         TRICOM's primary exposure to market risk for changes in interest rates relates to its short-term borrowings from Dominican banks. At December 31, 1998 and June 30, 1999, the Company had US$47.3 million and US$83.9 million, respectively, of short-term and medium-term borrowings, including trade finance, outstanding from Dominican and international banks mostly denominated in US dollars. During the 1999 Interim Period, the Company's short-term and medium-term borrowings bore interest at rates ranging from 8.5% to 11.75% per annum, except for borrowings denominated in Dominican pesos which bore annual interest at 19.5%. A 10% increase in the average rate for TRICOM's short-term debt would have decreased the Company's 1999 Interim Period net income by approximately US$124,000.

         The amount of short-term debt discussed above excludes US$32.0 million aggregate principal amount of industrial revenue bonds which mature in September 1999. TRICOM has deposited irrevocably funds with the trustee of such bonds in an amount sufficient to pay all accrued interest and principal at maturity.

FOREIGN EXCHANGE RISKS

         The Company is subject to currency exchange risks. During the 1999 Interim Period, TRICOM generated revenues of US$15.4 million in US dollars and US$25.5 million in Dominican pesos. In addition, at June 30, 1999, the Company had US$80.8 million of US dollar-denominated debt and approximately US$3.1 million of Dominican peso-denominated debt outstanding. At June 30, 1999, TRICOM had an indexed debt to the dollar of RD$36.2 million at a contracted exchange rate of RD$16.05 per US$1.00, resulting in an obligation of US$2.3 million.

         Dominican foreign exchange regulations require TRICOM and other telecommunications companies to convert all of its US dollar revenues into Dominican pesos at the official exchange rate, and it must purchase US dollars at the private market exchange rate. Although the official exchange rate now fluctuates and is tied to the private market rate, the official exchange rate tends to be lower than the private market rate. During the 1999 Interim Period, the average official exchange rate was RD$15.79 per US$1.00 while the average private market rate was RD$16.04 per US$1.00.

         The Company's functional currency is the US dollar and, as a result, it must translate the value of Dominican peso-denominated assets into US dollars when compiling its financial statements. This translation can create foreign exchange gains or losses depending upon fluctuations in the relative value of the Dominican peso against the US dollar. During the 1999 Interim Period, TRICOM recognized an approximate US$309,000 foreign exchange gain. If the Dominican peso had devalued by an additional 10% against the US dollar on average during the 1999 Interim Period, then TRICOM would have realized a foreign exchange gain of US$31,000.

                                    PART II
                                OTHER INFORMATION


ITEM 1.  LEGAL PROCEEDINGS

         There are no legal proceedings to which the Company is a party, other than routine litigation incidental to the business of the Company which is not otherwise material to the business or financial condition of the Company.



ITEM 2.  CHANGES IN SECURITIES AND USE OF PROCEEDS

         Not applicable.


ITEM 3.  DEFAULTS UPON SENIOR SECURITIES

         None.



ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

         Not applicable.



ITEM 5.  OTHER INFORMATION

         None.



ITEM 6.  EXHIBITS AND REPORTS ON FORM 6-K

(a)      Exhibits.

         None.

(b) Reports on Form 6-K. The Company filed with the Securities and Exchange Commission Reports on Form 6-K on April 23, 1999 and May 17, 1999 reporting the Company's results of operations for the three months ended March 31, 1999.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            TRICOM, S.A




Dated: August 16, 1999                      By:  /s/ Carl H. Carlson
                                                 -------------------
                                                 Carl H. Carlson
                                                 Executive Vice President
                                                 and Member of the
                                                 Office of the President